November 4, 2005

Mail Stop 4561

Ms. Elizabeth Hance
President and Chief Executive Officer
Magyar Bancorp, Inc.
400 Somerset Street
New Brunswick, NJ 08903

Re: Magyar Bancorp, Inc.
Amendment No. 1 to Registration Statement on Form SB-2
Filed October 26, 2005
File No. 333-128392

Dear Ms. Hance:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to prior comment 12, please confirm the staff's understanding, based upon the October 26th telephone conversation between Mr. Windsor of the staff and Magyar's counsel, that management does not use the net asset value measurement in monitoring its interest rate risk exposure. If you are not able to make this representation, provide the staff, supplementally, with the results of this analysis for each of the relevant reporting periods.

2.   Please note the updating requirements of Item 310 (g) of Regulation S-B.

3.   Please file updated consents for all audited financial statements included in your next filing.

Pro Forma Data, page 38

4.   The captions Capitalization of the Mutual Holding Company and Expense, net of tax, of Contribution to Charitable Foundation within the Stockholders' Equity section appear reversed. Please review and revise the captions as necessary, or tell us why the current presentation is correct.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sources of Funds – Borrowings, page 84

5.   Please refer to prior comment 15 in our letter dated October 12, 2005. Please revise your disclosures include in your short-term borrowings table all short-term borrowings, including both FHLB borrowings and repurchase agreements. Refer to section VII of Industry Guide 3. Please also revise Note H – Borrowings as necessary.

Financial Statements for the Nine Months Ended June 30, 2005 and for the Years Ended September 30, 2004 and 2005

Note A – Organization, page F-7

6.   Please refer to prior comment 19. Please revise your description to include both the Magbank Investment Company and Magyar Service Corp. subsidiaries. Please also revise Note B – Summary of Significant Accounting Policies, page F-7, as necessary.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Amanda Roberts at (202) 551-3417 or John P. Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: John J. Gorman, Esq.
        Robert B. Pomerenk, Esq.
        Luse Gorman Pomerenk & Schick, P.C.
        5335 Wisconsin Avenue, N.W., Suite 400
        Washington, D.C. 20015